Exhibit 99.6

MILLER AND LENTS, LTD.
INTERNATIONAL OIL AND GAS CONSULTANTS TWENTY-SEVENTH FLOOR 1100 LOUISIANA HOUSTON, TEXAS 77002-5216 TELEPHONE 713 651-9455 TELEFAX 713 654-9914 e-mail: mail@millerandlents.com January 27, 2003

MARTIN G. MILLER (1948-1980)
MAX R. LENTS (1948-2001)
KENNETH B. FORD
JAMES C. PEARSON
GREGORY W. ARMES
S. J. STIEBER
JAMES A. COLE
CHRISTOPHER A. BUTTA
R. W. FRAZIER
MICHAEL S. YOUNG
WILLIAM P. KOZA
CHARLES G. GUFFEY
GEORGE SCHAEFER
GARY B. KNAPP
CARL D. RICHARD
LUCY B. KING
LESLIE A. FALLON
STEVEN D. MILLS
GUY M. MILLER
ROBERT J. OBERST
STEPHEN M. HAMBURG
JACOB G. WALKER
SATISH K. KALRA
DAVID A. FENTON
GARY W. PRIDDY
CHARLES F. BINGLE

POGO Producing Company
5 Greenway Plaza, Suite 2700
Houston, Texas 77046-0504

Re:	Reserves and Future Net Revenues As of December 31, 2002 SEC Price Case

Gentlemen:

At your request, we reviewed the estimates of proved reserves of oil, natural gas liquids, and gas and the future net revenues associated with these reserves that POGO Producing Company, hereinafter POGO, attributes to its net interests in oil and gas properties located in Louisiana, Texas, and Wyoming as of December 31, 2002.  POGO’s estimates, shown below, are in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a) as shown in the Appendix.

Reserves and Future Net Revenues as of December 31, 2002

	Proved
	Developed		Undeveloped	Total Proved
	Producing	Nonproducing

Net Remaining Reserves
Oil/Condensate, MBbl	5,834.2	2,796.9	1,403.2	10,034.3
Plant Products, MBbl	4.1	7.8	1.5	13.4
Gas, MMcf	381,141.5	50,421.5	80,342.6	511,905.6

Future Net Revenues
Undiscounted, M$	1,360,332.5	254,480.7	251,865.3	1,866,678.5
Discounted @ 10%, M$	673,842.0	125,288.7	128,271.4	927,402.1

MILLER AND LENTS, LTD.
POGO Producing Company	January 27, 2003

We made independent estimates of in excess of 90 percent of the proved reserves estimated by POGO. We ranked and selected, for independent estimates and review, those properties with the largest reserve present value. Based on our investigations and subject to the limitations described hereinafter, it is our judgment that (1) POGO has an effective system for gathering data and documenting information required to estimate its proved reserves and to project its future net revenues, (2) in making its estimates and projections, POGO used appropriate engineering, geologic, and evaluation principles and techniques that are in accordance with practices generally accepted in the petroleum industry, and (3) the results of those estimates and projections are, in the aggregate, reasonable.

All reserves discussed herein are located within the continental United States.  Gas volumes were estimated at the appropriate pressure base and temperature base that are established for each well or field by the applicable sales contract or regulatory body. Total gas reserves were obtained by summing the reserves for all the individual properties and are therefore stated herein at a mixed pressure base.

POGO represents that the future net revenues reported herein were computed based on prices being received for oil, natural gas liquids, and gas as of December 31, 2002 and are in accordance with Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The present value of future net revenues was computed by discounting monthly the future net revenues at 10 per cent per annum. Estimates of future net revenues and the present value of future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

Reserve estimates were based on decline curve extrapolations, material balance calculations, volumetric calculations, analogies, or combinations of these methods for each well, reservoir, or field. Reserve estimates from volumetric calculations and from analogies are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

In making its projections, POGO estimated well abandonment cost for certain fields, except where salvage values were assumed to offset these expenses. Future costs, if any, for restoration of producing properties to satisfy environmental standards were not deducted from future revenues as such estimates are beyond the scope of this assignment. POGO’s estimates include adjustments for gas balancing.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil, natural gas liquids, or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.

In conducting these evaluations, we relied upon production histories, accounting and cost data, and other financial, operating, engineering, and geological data supplied by POGO. To a lesser extent, nonproprietary data existing in the files of Miller and Lents, Ltd., and data obtained from commercial services were used. We also relied, without independent verification, upon POGO’s representation of its ownership interests, payout balances and reversionary interests, the current prices, and the transportation fees applicable to each property

Miller and Lents, Ltd. is an independent oil and gas consulting firm. None of the principals of this firm have any financial interests in POGO or in any of its affiliated companies.  Our fee is not contingent upon the results of our work or report, and we have not performed other services for POGO that would affect our objectivity.

Very truly yours,

MILLER AND LENTS, LTD.

By	/s/ James A. Cole
James A. Cole Senior Vice President

By	/s/ Carl D. Richard
Carl D. Richard Vice President

Appendix

Proved Reserves Definitions
In Accordance With
Securities and Exchange Commission Regulation S-X

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements but not on escalations based upon future conditions.

1.               Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (b) the immediately adjoining portions not yet drilled but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

2.               Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project or the operation of an installed program in the reservoirs provides support for the engineering analysis on which the project or program was based.

3.               Estimates of proved reserves do not include the following:

a.               Oil that may become available from known reservoirs but is classified separately as indicated additional reserves.

b.              Crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty us to geology, reservoir characteristics, or economic factors.

c.               Crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects.

d.              Crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

Depending upon their status of development, proved reserves are subdivided into proved developed reserves and proved undeveloped reserves.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.